News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	November 20, 2023

Seabridge Gold Reports Application for Rescission of KSM

Licence of Occupation and Mines Act Permit Was Unsuccessful

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) ("Seabridge") provided an update today to its news release of July 17, 2023, announcing that Tudor Gold Corp. had submitted a request to the BC Government to cancel a certain license of occupation (the "Licence") and a permit held by Seabridge's wholly-owned subsidiary, KSM Mining ULC (KSMCo). Tudor's request was not successful.

In its response to Tudor's application to cancel the permit, the BC Ministry of Energy, Mines and Low Carbon Innovation confirmed the BC Government's authority to issue permits within an area where mineral title is held by a third party. In its response to Tudor's application to cancel the Licence, the BC Ministry of Water, Land and Resource Stewardship confirmed there is no basis to cancel the Licence under the provisions of the relevant legislation or the terms of the Licence.

Mines Act permit M-245, held by KSMCo, authorizes various activities, including activities on mineral claims held by Tudor along the route of the proposed tunnels connecting the east and west sides of the KSM Project (the "MTT"). The Licence provides KSMCo the right to occupy the area in which it intends to construct the MTT for the purpose of constructing the MTT.  Once the MTT are constructed, the Licence will be converted into a statutory right of way for the entire length of the MTT, including the 12.5 km of the MTT that pass through mineral claims owned by Tudor.  The rights conveyed by this Licence and the authorization of the MTT portal construction activities were initially conveyed and authorized in September 2014.

Commenting on the BC Government's responses to Tudor's request, Seabridge's CEO Rudi Fronk stated "We are pleased that the B.C. Government is taking no action on Tudor's request. We understand that in granting authorizations such as the Licence and the permit the BC Government will consider the impacts on third parties such as Tudor and protect the rights of third parties, which it has done, but in confirming our Licence and the permit we believe it is acting in accordance with the best interests of the people of BC."

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com